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                                                  EXHIBIT 21


                          Subsidiaries


Somerset Railroad Corporation - Incorporated in the State of New
York.

NGE Enterprises, Inc. - Incorporated in the State of Delaware.

Enersoft Corporation - Incorporated in the State of Delaware.